UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 3)

Under the Securities Exchange Act of 1934

Eagle Hospitality Properties Trust, Inc.
(Name of Issuer)

Common Stock ($0.01 par value)
(Title of Class of Securities)

26959T 10 2
(CUSIP Number)

Edward E. Steiner, Esq. Keating Muething & Klekamp PLL One East Fourth Street Suite 1400 Cincinnati, Ohio 45202
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 23, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ❒

CUSIP No. 26959T 10 2
(1)	NAME OF REPORTING PERSON: I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only): William P. Butler
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS 00, PF
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 4,228,957[1]
	(8)	SHARED VOTING POWER 0
	(9)	SOLE DISPOSITIVE POWER 4,228,957[1]
	(10)	SHARED DISPOSITIVE POWER 0
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,228,957[2]
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.6%
(14)	TYPE OF REPORTING PERSON IN

[1]
Consists of (i) 83,333 shares of common stock (the “Common Stock”) of Eagle Hospitality Properties Trust, Inc. (the “Company,” “Eagle” or the “Issuer”) held directly by William P. Butler, which were issued on October 6, 2004 and are subject to vesting requirements under the Issuer’s 2004 Long-Term Incentive Plan; (ii) 18,750 shares of Common Stock of the Issuer held directly by William P. Butler, (iii) 50,000 shares of Common Stock held directly by Mr. Butler, (iv) 163,534 shares of Common Stock issuable on or after October 6, 2005 upon the redemption of an equal number of partnership units (the “OP Units”) of EHP Operating Partnership, L.P. (the “Operating Partnership”), in which the Issuer is the general partner, directly held by Mr. Butler, (v) 3,058,089 shares of Common Stock issuable on or after October 6, 2005 upon the redemption of an equal number of OP Units indirectly held by Mr. Butler through one or more affiliated entities, (vi) 568,034 shares of Common Stock issuable on or after December 5, 2006 upon the redemption of an equal number of OP Units indirectly held by Mr. Butler through one or more affiliated entities and (vii) 208,332 shares of Common Stock issued to a trust established for the benefit of certain employees of Corporex Companies LLC, a Kentucky limited liability company (“Corporex”) (viii) 78,885 shares of common stock issuable on or after October 6, 2005 upon the redemption of an equal number of OP Units issued to a trust established for the benefit of certain employees of Corporex, subject to further vesting. Mr. Butler disclaims beneficial ownership in the shares of Common Stock listed above in (iv) - (viii). In (vii) and (viii) above, the shares are held indirectly by Mr. Butler. In (iv) - (vi), the OP Units are convertible for either cash or Common Stock of the Issuer at the election of the Operating Partnership pursuant to the terms of its limited partnership agreement.

[2]	See footnote 1 above.

This Amendment No. 3 to Schedule 13D is filed solely to amend Items 3, 4 and 7.

Item 3.  Source and Amount of Funds or Other Consideration.

In connection with the proposed transaction described below in Item 4, Mr. Butler estimates that the total amount of funds required to purchase all of the Common Stock not beneficially owned by Mr. Butler and to pay estimated fees and expenses will be approximately $265 million (at the mid-point of the range of per share offer prices as set forth in Item 4 below). The letter dated February 23, 2007 attached as an exhibit to this Amendment No. 3 to Schedule 13D contains information regarding the financing of the proposed transaction.

Item 4.  Purpose of Transaction.

William P. Butler serves as Chairman of the Board and Chief Executive Officer of Corporex and controlling member of Corporex. Mr. Butler is also Chairman of the Board of the Company.

Mr. Butler acquired the 4,228,957 shares of Common Stock and OP Units as reported in this Schedule 13D in the ordinary course of business and investment in connection with the original formation and IPO of the Company, including the post-IPO acquisition of a remaining 51% interest in one of the nine hotels and units issued pursuant to earn-out provisions contained in the original hotel option agreements, each of which was negotiated at the time of the IPO and as previously disclosed in Mr. Butler’s Schedule 13D. In addition, Mr. Butler has purchased 50,000 shares of Common Stock on the open market.

On January 29, 2007, the Company issued a press release announcing that its Board of Directors had decided to explore strategic alternatives to enhance shareholder value, including a possible sale of the Company. In that connection, the Company announced that its Board had formed a Special Committee, which had retained Morgan Stanley as financial advisor. On February 13, 2007, Mr. Butler filed Schedule 13D Amendment No. 2 in which he disclosed that Corporex and Mr. Butler, with their advisors, intend to review continuously the Company’s business affairs, general industry and economic conditions and that based on such review, Mr. Butler, from time to time, may determine to increase or decrease his ownership of Common Stock of the Company, or Corporex may propose an extraordinary corporate transaction with regard to the Company or either Mr. Butler or Corporex may engage in any of the events set forth in Items 4(a) through (j) of Schedule 13D.

On February 23, 2007, Corporex sent a letter to the Special Committee stating that it proposes to acquire all of the outstanding Common Stock of the Company not currently owned by Corporex or its affiliates at a purchase price of between $10.75 and $11.25 per share in cash. As outlined in the letter, holders of OP Units would be able to convert their OP Units into shares of Common Stock and receive the acquisition consideration, and the Company’s 8.25% Series A Cumulative Redeemable Preferred Shares would remain outstanding. A copy of Corporex’s letter is attached as an exhibit to this Schedule 13D Amendment No. 3.

The proposed transaction would be effected by means of a merger agreement as a result of which the Company would become a wholly owned subsidiary of a Corporex-controlled entity. The proposed transaction is subject to the satisfactory completion of confirmatory due diligence by Corporex and its advisors.  Corporex and Mr. Butler would deliver a draft merger agreement with a definitive price per share within the range described above following successful conclusion of confirmatory due diliigence.  Selected material terms of that merger agreement are set forth in the proposal letter.

The proposed transaction would also be subject to satisfaction of regulatory requirements, the approval of the Company’s Special Committee and shareholder approval.

The foregoing is a summary of the transaction proposed and should not be construed as an offer to purchase Common Stock. Any offer to acquire the Company would be described in a Company proxy statement if and when there is a definitive acquisition agreement with the Company. In addition, the definitive acquisition agreement would be subject to approval by the shareholders of the company at a meeting of shareholders. Shareholders are urged to read any such proxy statement and other relevant documents regarding an acquisition transaction filed with the SEC if and when they become available because they will contain important information. Shareholders will be able to receive these documents (if and when they become available), as well as other documents filed by Mr. Butler and the Company with respect to any transaction, free of charge at the SEC’s web site, www.sec.gov.

The SEC has adopted Rule 13e-3 under the Securities Exchange Act of 1934 (the “Exchange Act”) which is applicable to certain “going private” transactions. Rule 13e-3 requires among other things, that certain financial information concerning the Company, and certain information relating to the fairness of the proposed transaction and the consideration offered to minority shareholders in such transaction, be filed with the SEC and disclosed to minority shareholders prior to consummation of the transaction. Corporex and Mr. Butler expect to file the information required by Rule 13e-3 with the SEC if and when definitive documentation regarding a transaction, including the merger agreement, and to provide the required information to holders of Common Stock at such time.

If an acquisition transaction is successfully completed, 100% of the Common Stock of the surviving corporation would be owned by entities controlled by Corporex and Mr. Butler (and any equity partners Corporex and Mr. Butler may elect to include), and Corporex and Mr. Butler would expect to amend and restate the charter documents of the surviving corporation to make such changes as they deem necessary or appropriate. In addition, if an acquisition transaction is successfully completed, the Common Stock of the Company will be delisted from the New York Stock Exchange and would no longer be traded or quoted, the Company will become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act and the composition of the Board of Directors of the Company would be changed to include solely individuals designated by Corporex and Mr. Butler. If an acquisition transaction is successfully completed, Corporex and Mr. Butler may change the Company’s business and corporate structure and may sell, transfer or otherwise dispose of all or some of the Company’s assets.

Corporex expressly reserves the right to withdraw the proposal, in its sole discretion, prior to the execution of a definitive acquisition agreement and to modify its proposal relating to the acquisition transaction in any way as a result of due diligence, negotiations or for any reason at all, including proposing alternative acquisition structures.

Corporex understands that any of its executive officers and directors that hold shares of the Company’s Common Stock do so for investment purposes. Other than as described above, Corporex does not, and to the best knowledge of the Mr. Butler and Corporex, none of Corporex’s executive officers or directors, have any plans or proposals that relate to or would result in any of the events set forth in Items 4(a) through (j) of Schedule 13D. However, if the proposed transaction does not occur for any reason, Corporex and its executive officers and directors intend to review continuously the Company’s business affairs, general industry and economic conditions. Based on such review, these entities and individuals may, from time to time, determine to increase or decrease their ownership of Common Stock of the Company, approve an extraordinary corporate transaction with regard to the Company or engage in any of the events set forth in Items 4(a) through (j) of Schedule 13D.

Item 7.  Material to be filed as Exhibits

1. Letter to Special Committee of Board of Directors of Eagle Hospitality Properties Trust, Inc. dated February 23, 2007

2. Power of Attorney (incorporated by reference to Amendment No. 2 to Schedule 13D filed by the Reporting Person on February 13, 2007)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: February 27, 2007	/s/ Edward E. Steiner
As Attorney-in-Fact for William P. Butler